SUB ITEM 77D
Effective June 1, 2008, MFS Union Standard Equity Fund, a series of MFS Series Trust XI (the Trust), changed its name to MFS Blended Research Core Equity Fund (the Fund), and changed its policy of normally investing at least 80% of its net assets in union-sensitive and labor-sensitive companies to, MFS (Massachusetts Financial Services Company, the Funds investment adviser) normally invests at least 80% of the Funds net assets in equity securities, as contained in the revised prospectus of the Fund as filed by the Trust
(File Nos. 33-68310 and 811-7992) on behalf the Fund with the Securities and Exchange Commission via EDGAR on May 30, 2008, under Rule 497(e) under the Securities Act of 1933. Such document is hereby incorporated by reference.